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                                PROCURENET, INC.
                                 2 MADISON ROAD
                          FAIRFIELD, NEW JERSEY 07004

                                                               November 10, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                ProcureNet, Inc.
                      Withdrawal of Registration Statement
                        on Form S-1 (Reg. No. 333-42562)

Ladies and Gentlemen:

    ProcureNet, Inc. ("PROCURENET") hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, that the Registration Statement on Form S-1 (Reg. No. 333-42562), filed by ProcureNet with the Securities and Exchange Commission (the "COMMISSION") on July 28, 2000 (the "REGISTRATION STATEMENT"), be withdrawn. The Registration Statement was filed with the Commission in connection with a proposed initial public offering of shares of the common stock of ProcureNet. However, ProcureNet has determined that market conditions are not favorable for an initial public offering at this time.

    Please do not hesitate to call me at (973) 575-6620 should you have any questions concerning the Registration Statement or this letter.

                                   Sincerely yours,

                                   /s/ John D. Sanford

                                   John D. Sanford
                                   Vice President and Chief Financial Officer

cc: John Mahon
      Securities and Exchange Commission
    E. Raman Bet-Mansour, Esq.
      Debevoise & Plimpton
    William F. Schwitter, Esq.
      Paul, Hastings, Janofsky & Walker LLP